General
New York Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT April 30, 2007



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General New York Municipal Bond Fund, Inc., covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the municipal fixed-income markets, and your financial advisor can help determine the appropriate tax-advantaged and asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did General New York Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund achieved a total return of 1.35%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 1.59% for the same period.[2] In addition, the fund is reported in the Lipper New York Municipal Debt Funds category, and the average total return for all funds reported in the category was 1.26% for the reporting period.[3]

Strong performance among municipal bonds early in the period was offset to a degree by heightened volatility in March and April 2007 stemming from greater economic uncertainty. The fund slightly lagged its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses in its return. The fund produced higher returns than its Lipper category average, due mainly to our emphasis on income-oriented securities.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes, to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 65% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 35% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Short-term interest rates had stabilized and energy prices were declining during the early part of the reporting period, supporting bond prices. Most of the market's strength was concentrated among longer-term bonds, leading to narrower yield differences along the market's maturity range.

These generally favorable market conditions persisted into year-end despite mixed economic signals that alternately indicated slower U.S. economic growth on one hand and persistent inflationary pressures on the other. As a result, the outlook for the Federal Reserve Board's (the "Fed") interest-rate policy became murkier, and market volatility increased later in the reporting period.

On a national level, an increase in the supply of newly issued municipal bonds also contributed to heightened market volatility. Some states began to see tax receipts fall below budget estimates, in part because of the slowdown in housing and turmoil in the sub-prime mortgage market. The State of New York was not among them. In fact, the state legislature passed a relatively conservative budget for its next fiscal year, and the City of New York continued to benefit from generally strong

business conditions in the financial services industry. These factors generally helped support New York municipal bond prices.

The fund's performance particularly benefited from its holdings of income-oriented bonds, including lower-rated credits issued on behalf of airlines, hospitals, housing projects and the state's settlement of litigation with U.S. tobacco companies. New York City's bonds also fared well. Finally, the fund received strong contributions from bonds that were scheduled for early redemption by their issuers, with funds set aside for principal repayments.

What is the fund's current strategy?

With the economy slowing and inflation still above the Fed's comfort zone, it appears to us that short-term interest rates are likely to remain at current levels for some time. Therefore, we have maintained our focus on income-oriented bonds. At this juncture, we do not foresee any action from the Federal Reserve over the balance of the year and would lean toward a more defensive stance in the management of the portfolio. Of course, we remain prepared to adjust our strategies as market conditions change.

June 1, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Bond Fund, Inc. from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 4.44
Ending value (after expenses)	$1,013.50

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

Expenses paid per $1,000†	$ 4.46
Ending value (after expenses)	$1,020.38

† *Expenses are equal to the fund's annualized expense ratio of .89%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

Long-Term Municipal Investments−99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−92.8%				
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Revenue (Insured; MBIA)	5.00	9/1/16	3,000,000	3,250,980
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/20	1,000,000 [a]	1,052,390
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	2,000,000	2,097,220
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,414,991
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	2,000,000	2,063,200
Long Island Power Authority, Electric System General Revenue	4.50	12/1/24	2,750,000	2,777,500
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	3,000,000	3,161,100
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,375,000	1,480,572
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,356,640
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,220,000 [b]	1,298,446
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,780,000 [b]	2,976,185
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	4,000,000	4,160,160
New York City	5.50	6/1/13	1,450,000 [b]	1,594,753
New York City	5.00	11/1/19	3,000,000	3,175,860
New York City	5.38	12/1/20	1,000,000	1,057,490

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	5.50	8/1/21	2,500,000	2,710,525
New York City	5.00	8/1/22	2,000,000	2,115,500
New York City	5.00	8/1/22	3,000,000	3,190,530
New York City	5.50	6/1/23	150,000	162,084
New York City	5.25	8/15/24	4,000,000	4,291,040
New York City	5.00	4/1/30	3,500,000	3,676,050
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,200,000	1,275,552
New York City Housing Development Corporation, MFHR (Collateralized: FHA and GNMA)	5.25	11/1/30	3,500,000	3,687,320
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.50	5/1/08	1,600,000 [b]	1,660,304
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	1,000,000	1,020,720
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,500,000	3,667,475
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,121,660
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/46	3,000,000	3,165,750
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	1,155,740

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,500,000	1,862,190
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	1,020,000
New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.00	5/15/20	500,000	495,735
New York City Industrial Development Agency, Special Facility Revenue (JetBlue Airways Corporation Project)	5.13	5/15/30	500,000	498,715
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	1,000,000	1,089,040
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/24	3,000,000	3,253,530
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.00	6/15/22	3,000,000	3,191,910
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; FGIC)	5.75	6/15/09	2,000,000 [b]	2,105,860
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,128,820
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	2,240,000 [b]	2,413,286
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/22	4,000,000	4,287,680

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	2,360,000	2,515,548
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	2,500,000	2,867,125
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,500,000	1,582,260
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	3,000,000	3,084,390
New York State Dormitory Authority, FHA-Insured Mortgage HR (Lutheran Medical Center) (Insured; MBIA)	5.00	8/1/16	1,000,000	1,057,880
New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA)	5.00	11/15/19	1,000,000	1,048,540
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	2,000,000	2,141,740
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,475,000 [b]	1,581,642
New York State Dormitory Authority, Revenue (Columbia University)	5.13	7/1/21	3,630,000	3,855,205
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,140,260
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	2,500,000	2,772,250
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.75	7/1/18	2,500,000	2,817,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,123,900
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,290,000	1,455,791
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	3,000,000	3,212,760
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,500,000	2,655,650
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,500,000	1,582,860
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	845,000	882,248
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,475,000	1,620,169
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,029,580
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	500,000	508,885
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/33	2,000,000	2,106,580
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/15	3,885,000	4,143,586
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	3,000,000	3,169,650

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,060,000	2,351,181
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	4,000,000	4,168,440
New York State Dormitory Authority, Secured Hospital Revenue (New York Downtown Hospital) (Insured; MBIA)	5.30	2/15/20	2,500,000	2,568,375
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,825,000	1,922,747
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 [b]	1,090,160
New York State Energy Research and Development Authority, Gas Facilities Revenue (The Brooklyn Union Gas Company Project)	6.37	4/1/20	5,000,000	5,208,300
New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA)	4.95	2/15/38	1,000,000	1,001,260
New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA)	6.75	11/15/36	25,000	25,113
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,056,480
New York State Power Authority, Revenue	5.00	11/15/20	1,500,000	1,592,625
New York State Thruway Authority, Highway and Bridge Trust Fund (Insured; FGIC)	5.50	4/1/11	1,225,000 [b]	1,318,357

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.75	4/1/09	2,000,000 b	2,097,860
New York State Thruway Authority, Second General Highway and Bridge Trust Fund	5.00	4/1/25	3,000,000	3,214,350
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/19	4,500,000 c,d	4,835,497
New York State Urban Development Corporation, Correctional Facilities Revenue	5.50	1/1/14	3,000,000	3,220,110
New York State Urban Development Corporation, Correctional Facilities Revenue (Insured; FSA)	5.50	1/1/14	3,000,000	3,245,640
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	3,000,000 b	3,290,130
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.65	8/1/20	25,000	25,824
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,535,000	1,591,918
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	2,000,000	2,095,740
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,500,000	1,565,625

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA)	6.00	5/15/15	2,260,000	2,488,170
Onondaga County Industrial Development Agency, Sewage Facilities Revenue (Bristol-Meyers Squibb Company Project)	5.75	3/1/24	4,000,000	4,547,360
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	1,023,920
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	3,000,000	3,194,760
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	5,000,000	5,649,250
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,057,950
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,054,970
Rensselaer County Industrial Development Agency, IDR (Albany International Corporation) (LOC; Bank of America)	7.55	6/1/07	4,000,000	4,011,040
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/25	2,260,000	2,404,256

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jeffersons Ferry Project)	5.00	11/1/28	1,000,000	1,020,090
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	1,000,000	1,074,330
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,248,430
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	2,000,000 [b]	2,333,040
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	3,000,000	3,137,130
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/26	2,000,000	2,038,820
U.S. Related—6.4%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,695,000 [b]	2,885,698
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	1,077,120
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/30	3,000,000	3,226,860

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	3,000,000 [b]	3,205,650
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	2,420,000 [b]	2,591,118
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,500,000	1,559,640
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,500,000	1,508,445
Total Investments (cost $237,650,576)			**99.2%**	**247,944,281**
Cash and Receivables (Net)			**.8%**	**1,901,625**
Net Assets			**100.0%**	**249,845,906**

[a] *Purchased on a delayed delivery basis.*

[b] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $4,835,497 or 1.9% of net assets.*

[d] *Collateral for floating rate borrowings.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	34.5
AA		Aa		AA	34.1
A		A		A	16.8
BBB		Baa		BBB	9.2
BB		Ba		BB	.9
B		B		B	2.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	2.5
					100.0

† *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	237,650,576	247,944,281
Cash		1,320,525
Interest receivable		3,920,884
Receivable for shares of Common Stock subscribed		250,146
Prepaid expenses		16,683
		253,452,519
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		170,197
Payable for floating rate notes issued		2,250,000
Payable for investment securities purchased		1,042,200
Payable for shares of Common Stock redeemed		74,224
Interest and related expenses payable		7,537
Accrued expenses		62,455
		3,606,613
Net Assets ($)		**249,845,906**
Composition of Net Assets ($):		
Paid-in capital		239,367,623
Accumulated undistibuted investment income–net		5,035
Accumulated net realized gain (loss) on investments		179,543
Accumulated net unrealized appreciation (depreciation) on investments		10,293,705
Net Assets ($)		**249,845,906**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		12,928,913
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**19.32**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**6,001,844**
Expenses:	
Management fee–Note 3(a)	751,019
Service plan and propspectus fees–Note 3(b)	253,388
Shareholder servicing costs–Note 3(b)	54,767
Interest and related expenses	43,422
Professional fees	25,757
Custodian fees	12,834
Registration fees	8,451
Shareholders' reports	6,146
Directors' fees and expenses–Note 3(c)	3,242
Loan commitment fees–Note 2	516
Miscellaneous	12,576
Total Expenses	**1,172,118**
Less–reduction in management fee due to undertaking–Note 3(a)	(64,237)
Net Expenses	**1,107,881**
Investment Income–Net	**4,893,963**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	206,296
Net unrealized appreciation (depreciation) on investments	(1,661,489)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,455,193)**
Net Increase in Net Assets Resulting from Operations	**3,438,770**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31, 2006
Operations ($):		
Investment income—net	4,893,963	10,350,723
Net realized gain (loss) on investments	206,296	900,890[a]
Net unrealized appreciation (depreciation) on investments	(1,661,489)	2,966,272[a]
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,438,770**	**14,217,885**
Dividends to Shareholders from ($):		
Investment income—net	(4,888,928)	(10,341,014)
Net realized gain on investments	(982,816)	(3,293,569)
Total Dividends	**(5,871,744)**	**(13,634,583)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	7,144,399	15,188,080
Dividends reinvested	4,364,640	9,960,293
Cost of shares redeemed	(16,416,762)	(44,401,191)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,907,723)**	**(19,252,818)**
Total Increase (Decrease) in Net Assets	**(7,340,697)**	**(18,669,516)**
Net Assets ($):		
Beginning of Period	257,186,603	275,856,119
End of Period	**249,845,906**	**257,186,603**
Undistributed investment income—net	5,035	–
Capital Share Transactions (Shares):		
Shares sold	367,507	787,352
Shares issued for dividends reinvested	225,014	516,663
Shares redeemed	(845,354)	(2,304,632)
Net Increase (Decrease) in Shares Outstanding	**(252,833)**	**(1,000,617)**

[a] *These numbers have been restated. See Note 5.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2007 (Unaudited)	Year Ended October 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	19.51	19.45	20.01	19.97	20.26	20.10
Investment Operations:						
Investment income—net[a]	.38	.76	.76	.79	.85	.90
Net realized and unrealized gain (loss) on investments	(.11)	.29	(.56)	.17	(.10)	.17
Total from Investment Operations	.27	1.05	.20	.96	.75	1.07
Distributions:						
Dividends from investment income—net	(.38)	(.75)	(.76)	(.79)	(.85)	(.91)
Dividends from net realized gain on investments	(.08)	(.24)	(.00)[b]	(.13)	(.19)	–
Total Distributions	(.46)	(.99)	(.76)	(.92)	(1.04)	(.91)
Net asset value, end of period	19.32	19.51	19.45	20.01	19.97	20.26
Total Return (%)	1.35[c]	5.59	1.01	4.90	3.77	5.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.94[d,e]	.93[f]	.92[f]	.96[f]	.95[f]	.98[f]
Ratio of net expenses to average net assets	.89[d,e]	.88[f]	.92[f]	.95[f]	.95[f]	.98[f]
Ratio of net investment income to average net assets	4.79[d]	3.92	3.82	3.99	4.22	4.54
Portfolio Turnover Rate	8.11[c,e]	25.29	42.18	21.48	31.28	26.35
Net Assets, end of period ($ x 1,000)	249,846	257,187	275,856	309,664	317,851	331,728

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Ratio of total expenses to average net assets, ratio of net expenses to average net assets and portfolio turnover rate have been adjusted to reflect participation in inverse floater structures.*
[f] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for prior periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: tax exempt income $10,341,014 and long-term capital gains $3,293,569. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. The Manager has undertaken from November 1, 2006 through July 31, 2007 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses (exclusive of certain expenses as described above) exceed an annual rate of .85% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $64,237 during the period ended April 30, 2007.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, for servicing shareholder accounts, ("Servicing") and for advertising and marketing relating to the fund. The Plan provides payments to be made at an aggregate annual rate of .20% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, such aggregate amount not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2007, the fund was charged $253,388 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $36,565 pursuant to the transfer agency agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $122,832, service plan fees $40,944, chief compliance officer fees $3,407 and transfer agency per account fees $12,600, which are offset against an expense reimbursement currently in effect in the amount of $9,586.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $27,488,438 and $20,154,922, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At April 30, 2007, accumulated net unrealized appreciation on investments was $10,293,705, consisting of $10,386,632 gross unrealized appreciation and $92,927 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Restatement

Subsequent to the issuance of the October 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| | Year Ended October 31, | | | | |
Ratio of Total Expenses	2006	2005	2004	2003	2002
As previously reported	.90%	.89%	.90%	.88%	.89%
As restated	.93%	.92%	.96%	.95%	.98%

| | Year Ended October 31, | | | | |
Ratio of Net Expenses	2006	2005	2004	2003	2002
As previously reported	.85%	.89%	.89%	.88%	.89%
As restated	.88%	.92%	.95%	.95%	.98%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

In addition, the statement of changes in net assets were also restated as follows:

	October 31, 2006 As Previously Reported	October 31, 2006 As Restated
Statement of Changes in Net Assets:		
Net realized gain (loss) on investments	982,925	900,890
Net unrealized appreciation (depreciation) on investments	2,884,237	2,966,272

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on November 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect Board Members:		
David W. Burke†	5,687,331	252,896
Joseph S. DiMartino†	5,700,275	239,951
Diane Dunst†	5,683,643	256,583
Jay I. Meltzer†	5,683,009	257,217
Daniel Rose†	5,675,081	265,145
Warren B. Rudman†	5,686,744	253,481
Sander Vanocur†	5,684,583	255,644

† *Each new Board member's term commenced on January 1, 2007.*
  Although Joseph S. DiMartino has served as a Board member of the fund since 1995, he previously had not stood for election by fund shareholders. In addition, Clifford L. Alexander, Jr., Peggy C. Davis, Ernest Kafka and Nathan Leventhal continue as Board members of the fund.

NOTES

For More Information

**General New York
Municipal Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol:　GNYMX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0949SA0407